UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Website Pros, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

94769V 10 5 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94769V 10 5

1.	Names of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) David L. Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,429,622[1] 6. Shared Voting Power 186,920[2] 7. Sole Dispositive Power 1,429,622[1] 8. Shared Dispositive Power 186,920[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,542
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) IN

[1]	Consists of common stock issuable upon exercise of options exercisable within 60 days after December 31, 2005.
[2]	Consists of 90,228 shares held by Atlantic Teleservices, L.P., 71,428 shares issuable upon exercise of warrants held by Atlantic Teleservices, L.P. which are exercisable within 60 days after December 31, 2005, and 25,264 shares held by Atlantic Partners Group, L.P. Mr. Brown is a member of CIMC Atlantic II, LLC, which is the general partner of Atlantic Teleservices, L.P. and Atlantic Group Partners, L.P. Mr. Brown shares voting and investment power with respect to these shares with Alton G. Keel, Jr.

Item 1.	(a)	Name of Issuer:

Website Pros, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

12735 Gran Bay Parkway West, Building 200 Jacksonville, Florida 32258

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by David L. Brown. Of the shares reported herein, 1,429,622 shares of Common Stock of the Issuer (the “Stock”) is held directly by David L. Brown and consists of shares issuable upon exercise of options granted to Mr. Brown exercisable within 60 days after December 31, 2005. Atlantic Teleservices, L.P. (“Atlantic Teleservices”) directly holds 90,228 shares of Stock and 71,428 shares issuable upon the exercise of warrants that are exercisable within 60 days after December 31, 2005. Atlantic Partners Group, L.P. (“Atlantic Partners”) directly holds 25,264 shares of Stock. Mr. Brown is a member of CIMC Atlantic II, LLC, the general partner of Atlantic Teleservices and Atlantic Partners. Mr. Brown shares voting and investment power with respect to these shares with Alton G. Keel, Jr.

	(b)	Address of Principal Business Office or, if none, Residence:

12735 Gran Bay Parkway West, Building 200 Jacksonville, Florida 32258

	(c)	Citizenship:

Mr. Brown is a citizen of the United States.

	(d)	Title of Class of Securities:

Common Stock, $.001 par value per share

	(e)	CUSIP Number:

94769V 10 5

Item 3.	Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

1,616,542

(b) Percent of Class:

9.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,429,622

(ii) Shared power to vote or to direct the vote: 186,920

(iii) Sole power to dispose or to direct the disposition of: 1,429,622

(iv) Shared power to dispose or to direct the disposition of: 186,920

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of a Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006

/s/ David L. Brown
David L. Brown